Ategrity Specialty Holdings LLC
9 West 57th Street, 33rd Floor

New York, New York 10019

June 9, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Victor Cecco
Marc Thomas
Robert Arzonetti
Susan Block

Re:	Ategrity Specialty Holdings LLC
Registration Statement on Form S-1, as amended (File No. 333-286059)
Request for Acceleration of Effective Date

To the addressees set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Ategrity Specialty Holdings LLC, a Delaware limited liability company, which will be converted into and renamed Ategrity Specialty Insurance Company Holdings, a Nevada corporation (collectively, the “Company”), prior to the consummation of the initial public offering of the Company’s common stock, hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended (File No. 333-286059) (the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on June 10, 2025, or as soon as practicable thereafter, or at such other time as the Company or its legal counsel may request by telephone to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Erika L. Weinberg at (212) 906-1297.

We understand that the staff of the Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Erika L. Weinberg of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

[Signature Page Follows]

Sincerely,

Ategrity Specialty Holdings LLC

By:	/s/ Justin Cohen
Name:	Justin Cohen
Title:	Chief Executive Officer

cc:	Neelam Patel, Chief Financial Officer, Ategrity Specialty Holdings LLC
Marc D. Jaffe, Esq., Latham & Watkins LLP
Erika L. Weinberg, Esq., Latham & Watkins LLP
Gary D. Boss, Esq., Latham & Watkins LLP
Dwight S. Yoo, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Elena M. Coyle, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP